Royal Caribbean Cruises Ltd.

1050 Caribbean Way
Miami, Fl 33132.2096 USA
Tel: 305.539.6000
www.royalcaribbean.com

August 25, 2009

Mr. Lyn Shenk

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC	20549-3561

CC: Doug Jones

RE:	Royal Caribbean Cruises Ltd.
Form 10-K for the year ended December 31, 2008
Form 10-Q for the quarterly period ended June 30, 2009

File No. 001-11884

Dear Mr. Shenk:

This letter indicates the responses of the registrant, Royal Caribbean Cruises Ltd. (referred to herein as the “Company”), to the comments of the staff set forth in your letter dated August 11, 2009 in relation to the Form 10-K for the year ended December 31, 2008 (the “Form 10-K”), filed by the Company on February 24, 2009 and to the Form 10-Q for the quarterly period ended June 30, 2009 (the “Form 10-Q”), filed by the Company on July 29, 2009.

For your convenience, we have set forth below each of the staff’s comments to the Form 10-K and Form 10-Q followed in each case by the Company’s response.

Form 10-K for the Year Ended December 31, 2008

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Property and Equipment, page F-8

1.

Refer to your response to prior comment number 4. Please include in your intended expanded disclosure indicated in the response to comment number 6 in your letter to us dated June 4, 2009 the rationale indicated in the three bullets in support of why the costs of the referenced activities, and to the extent applicable to the costs of other activities, are considered to be drydocking costs. Further, it

Royal Caribbean International

Celebrity Cruises

appears to us that the referenced activities are only performed during a PMMA specifically for certification purposes and not otherwise routinely periodically performed to maintain a vessel’s designed and intended operating capability. To the extent this is true for the referenced activities and other activities that are performed only in conjunction with a PMMA, please emphasize this point in your disclosure. Additionally, please disclose in critical accounting policies under the section for “Ship Accounting” the significant judgments associated with distinguishing costs of activities between repair and maintenance and drydocking.

Response:

In future filings with the Commission, we will expand our disclosures to include the rationale supporting why costs associated with a PMMA are considered drydocking costs. We will also emphasize the point that these costs are only incurred during a PMMA specifically for certification purposes and not otherwise routinely periodically performed to maintain a vessel’s designed and intended operating capability. Lastly, we will disclose in our critical accounting policies under the section for “Ship Accounting” the significant judgments associated with distinguishing costs of activities between repair and maintenance and drydocking.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Management’s Discussion and Analysis

Liquidity and Capital Resources

Sources and Uses of Cash, page 32

2.

We note that you cite the decrease in your results of operations in partial explanation for the decrease in cash flow generated from operations. Please note that reference to results of operations, prepared on the accrual basis of accounting, may not provide a sufficient basis for a reader to analyze changes in cash flow generated from operations in terms of cash. In this regard, please disclose in terms of cash the reasons and related underlying drivers associated with the decrease in cash flow generated from operations in addition to that cited with respect to customer deposits. Refer to Section IV.B.1 of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance. Provide us with a copy of your disclosure revised in consideration of the above.

Response:

We will enhance our disclosure in future filings to include in terms of cash the reasons and the underlying drivers associated with the decrease in cash flow generated from operations in addition to that cited for customer deposits. Our

June 30, 2009 Sources and Uses of Cash discussion regarding our cash flow generated from operations would have read as follows in the enhanced format:

Cash flow generated from operations provides us with a significant source of liquidity. Net cash provided by operating activities decreased $418.5 million to $342.9 million for the first six months of 2009 compared to $761.4 million for the same period in 2008. The decrease is primarily due to a decrease in cash generated from ticket and onboard sales during the first six months of 2009 compared to the same period in 2008. The decrease in cash from ticket sales is a result of a compression in the booking window, forward bookings lagging behind the prior year and cruises being purchased for lower prices compared to prior year. To a lesser extent, the decrease is also due to a decrease in the value of foreign denominated customer deposits due to the strengthening of the U.S. dollar as compared to 2008. As a result, we received $502.0 million less in customer deposits during the first six months of 2009 as compared to the same period in 2008. The decrease in onboard and other revenues is due to less spending per guest as compared to the prior year. The decreases mentioned above were partially offset primarily by a decrease in payments to suppliers and vendors due to our continued focus on cost improvement.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses, please feel free to contact me at (305) 982-4801.

Very truly yours,

/s/ Brian J. Rice

Brian J. Rice

Executive Vice President and

Chief Financial Officer